BATTALION OIL CORPORATION
Two Memorial City Plaza
820 Gessner Road, Suite 1100
Houston, Texas 77024

October 17, 2024

VIA EDGAR

Blake Grady
Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Battalion Oil Corporation
Schedule 13E-3/A filed October 11, 2024 File No. 005-79873 Preliminary Proxy Statement Amendment No. 4 filed October 11, 2024 File No. 001-35467

Dear Mr. Grady:

Thank you for your letter dated October 15, 2024, addressed to the undersigned, Matthew Steele, Chief Executive Officer of Battalion Oil Corporation (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Schedule 13E-3/A filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2024 (the “Schedule 13E-3/A”) and the Preliminary Proxy Statement Amendment No. 4 filed with the Commission on October 11, 2024 (the “Amended Preliminary Proxy Statement” and, together with the Schedule 13E-3/A, the “Filings”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Filings carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. In addition, we are concurrently filing amendments of the Filings to incorporate our responses to the Staff’s comments.

Schedule 13E-3/A filed October 11, 2024; Amended Preliminary Proxy Statement filed October 11, 2024

General

1.	We note your disclosure that Parent has entered into binding subscription agreements with Metamorphic Fury LLC, Bralina Group, LLC and The Runnels Family Trust TDT January 11, 2000 providing commitments for the entire amount of the Parent Common Equity Investments. If such entities are affiliated with the filers of the Schedule 13E-3 (or any person specified in Instruction C to the schedule), please disclose such relationship. For example, Bralina Group, LLC appears to be related to Mr. Mirman. In this respect, the Schedule 13D/A filed on March 30, 2018, by Mr. Mirman, regarding Lilis Energy, Inc., states that "Mr. Mirman has shared voting and dispositive power over the securities held by The Bralina Group, LLC with Susan Mirman." Refer to Item 1007(a) of Regulation M-A and Item 1011(c) of Regulation M-A.

Response: We have revised the Filings to disclose that Bralina is an affiliate of Mr. Mirman and added Bralina as a Rule 13e-3 filing person. Neither of the other equity financing sources are affiliates of the Company, Parent or the other Schedule 13e-3 filing persons.

*                  *                  *

We would like to express our appreciation for your prompt attention to the Filings. If the Staff has comments or questions regarding our responses set forth above, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at 832-538-0300 or our counsel, Ryan H. Ferris or Bruce F. Perce of Mayer Brown LLP at 312-701-7199 or 312-701-7985, respectively, if you have any other comments or questions.

Very truly yours,

/s/ Matthew Steele
Matthew Steele
Chief Executive Officer

cc:	David Plattner
Securities and Exchange Commission

Ryan H. Ferris
Bruce F. Perce
Mayer Brown LLP